SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


               Silver Assets, Inc.(formerly known as Belcor Inc.)
               --------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  0774430 20 8
                                  ------------
                                 (CUSIP Number)


                          Theresa C. Morris, Secretary,
                         Coastal Capital Partners, L.P.,
                           101 Morgan Lane, Suite 180,
                              Plainsboro, NJ 08536

                           Christian S. Herzeca, Esq.,
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                               ------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 26, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |_|


                               Page 1 of 27 Pages

                        Exhibit Index appears on page 23

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 2 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Coastal Capital Partners, L.P.
          22-3348638
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        50,114,423 shares of Common Stock
  NUMBER OF             Warrants to acquire 10,000,000 shares of Common Stock
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             51,030 shares of Common Stock
EACH REPORTING          Warrants to acquire 10,925,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        50,114,423 shares of Common Stock
                        Warrants to acquire 10,000,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,165,453 shares of Common Stock
         Warrants to acquire 10,925,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 3 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Coastal Capital Partners, Inc.
          22-3291782
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        -0-
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             50,165,453 shares of Common Stock
EACH REPORTING          Warrants to acquire 10,925,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        -0-
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        50,114,423 shares of Common Stock
                        Warrants to acquire 10,000,000 shares of Common Stock
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,165,453 shares of Common Stock
         Warrants to acquire 10,925,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 4 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philip L. Yang, Jr.
          ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Philippines
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        -0-
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             50,165,453 shares of Common Stock
EACH REPORTING          Warrants to acquire 10,925,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        -0-
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        50,114,423 shares of Common Stock
                        Warrants to acquire 10,000,000 shares of Common Stock
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,165,453 shares of Common Stock
         Warrants to acquire 10,925,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.7% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 5 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael Y. Gan
          ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Philippines
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Warrants to acquire 150,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        Warrants to acquire 150,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Warrants to acquire 150,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 6 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Theresa C. Morris
          ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Warrants to acquire 150,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        Warrants to acquire 150,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Warrants to acquire 150,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 7 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald M. Leibsker
          ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             51,030 shares of Common Stock
EACH REPORTING          Warrants to acquire 475,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        51,030 shares of Common Stock
                        Warrants to acquire 475,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         51,030 shares of Common Stock
         Warrants to acquire 475,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 8 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          M. Douglas Caffey
          ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Warrants to acquire 50,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        Warrants to acquire 50,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Warrants to acquire 50,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 0774430 20 8                                        Page 9 of 27 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          K. Glenn Cole
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [x]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Warrants to acquire 100,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        Warrants to acquire 100,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Warrants to acquire 100,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                         Amendment No. 9 to Schedule 13D


         This statement amends the Statement on Schedule 13D, dated October 27, 1994, Amendment No. 1 thereto, dated October 3, 1995, Amendment No. 2 thereto, dated October 10, 1995, Amendment No. 3 thereto, dated November 20, 1995, Amendment No. 4 thereto, dated May 29, 1996, Amendment No. 5 thereto, dated July 2, 1996, Amendment No. 6 thereto, dated August 29, 1996, Amendment No. 7 thereto, dated October 4, 1996 and Amendment No. 8 thereto, dated October 11, 1996 (together, the "Schedule 13D"), filed by Coastal Capital Partners, L.P., a Delaware limited partnership ("Coastal LP"), Coastal Capital Partners, Inc. a Delaware corporation ("Coastal GP"), the sole general partner of Coastal LP, Philip L. Yang, Jr. ("Yang"), the chairman of the Board of Directors and sole shareholder of Coastal GP, Michael Y. Gan ("Gan"), Theresa C. Morris ("Morris"), Donald M. Leibsker ("Leibsker"), M. Douglas Caffey ("Caffey") and K. Glenn Cole ("Cole") (collectively, the "Filing Persons"), with respect to the Common Stock, $0.001 par value (the "Common Stock") of Silver Assets, Inc. (formerly known as Belcor Inc.), a California corporation (the "Company"). Notwithstanding this amendment No. 9, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.


Item 1. Security and Issuer.

         Except as set forth below, the information set forth in Item 1 of Amendment No. 4 is incorporated herein by reference.

         "On July 29, 1998, the Company has changed its name from Belcor Inc. to Silver Assets, Inc."


Item 2. Identity and Background.

         The information set forth in Item 2 of Amendment No. 6 is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

         Except as set forth below, the information set forth in Item 3 of Amendment No. 8 is incorporated herein by reference.

        "As of October 26, 1998, the Company owed Coastal LP approximately $2,930,343 in outstanding notes and advances (the "Loans"), including accrued interest. In exchange for Coastal LP's forgiveness of the Loans, plus accrued interest, the Company granted Coastal LP 26,639,482 shares of Common Stock at $0.11 per share (based on a fairness opinion received from independent investment advisors). Coastal LP originally obtained the funds to make the Loans from its working capital. The $80,000 used by Coastal LP to purchase 10,000,000 warrants to buy shares of Common Stock at an exercise price of $0.15 per share (the "New Coastal Warrants") was obtained from its working capital."

Item 4. Purpose of Transaction.

         Except as set forth below, the information set forth in Item 4 of Amendment No. 8 is incorporated herein by reference.

         "The purpose of the Company's issuance of an additional 26,639,482 shares of the Company's common stock to Coastal LP was to repay the Loans, plus accrued interest, to eliminate the Company's outstanding obligations to Coastal LP. In order to raise $80,000 additional capital, the Company issued the New Coastal Warrants at $0.008 per warrant (based on a fairness opinion received from independent investment advisors)."


                               Page 10 of 27 Pages

Item 5. Interest in Securities of Issuer.

         (a)-(b) Cole has the right to purchase 50,000 shares of Common Stock at a price of $.15 per share under the Assigned Warrants. Cole also has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the Issued Warrants. As described in Item 4 of Amendment No. 6, Cole has entered into the Cole Voting Agreement which gives Coastal LP the right to direct Cole in his voting of any shares of Common Stock he hereafter acquires by exercise of the Cole Warrants. The number of shares of Common Stock beneficially owned by Cole represents approximately 0.2% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants.

         Leibsker has the right to purchase 400,000 shares of Common Stock at a price of $.18 per share under the "Old Leibsker Warrant." Leibsker also has the right to purchase 75,000 shares of Common Stock at a price of $.20 per share under the "New Leibsker Warrant" (with a right to purchase an additional 75,000 shares vesting on June 28, 1997). Leibsker also owns 51,030 shares of Common Stock. Caffey has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the "New Caffey Warrant" (with a right to purchase up to an additional 50,000 shares vesting on June 28, 1997). As described in Item 4 of Amendment No. 5, Leibsker and Caffey have entered into a shareholders agreement which gives Coastal LP the right to direct Leibsker and Caffey in their voting of any shares of Common Stock they now own or hereafter acquire by exercise of their respective warrants. The numbers of shares of Common Stock beneficially owned by Leibsker and Caffey represent approximately 0.9% and 0.1%, respectively, of the shares of Common Stock which would be issued and outstanding upon exercise of the relevant warrants held by each of Leibsker and Caffey, which include the Old Leibsker Warrant, the New Leibsker Warrant and the New Caffey Warrant (collectively, the "Leibsker/Caffey Warrants").

         Morris and Gan each have the right to purchase 150,000 shares of Common Stock under their respective warrants (collectively, the "Morris/Gan Warrants"). Pursuant to a voting agreement entered into with Coastal LP, as described in
Item 4 of Amendment No. 4, Coastal LP has the right to direct Morris and Gan in their voting of any shares they acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by Morris and Gan, after the exercise of their respective warrants, represents approximately 0.3% and 0.3%, respectively, of the shares of Common Stock which would then be issued and outstanding.

         Coastal LP has the right to purchase 10,000,000 shares of Common Stock under the New Coastal Warrants, which are currently exercisable at $.15 per share, and owns 50,114,423 shares of Common Stock. Coastal LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the New Coastal Warrants and the Common Stock acquired upon exercise of the New Coastal Warrants. Coastal LP has shared power to vote or direct the vote of 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants.

         The number of shares of Common Stock beneficially owned by Coastal LP represents approximately 91.7% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the New Coastal Warrants.

         Each of Coastal GP and Yang may, by virtue of their relationship to Coastal LP, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) and to share with Coastal LP voting and dispositive power with respect to the New Coastal Warrants, the 10,000,000 shares of Common Stock issuable upon exercise of the New Coastal


                               Page 11 of 27 Pages

Warrants and the 50,114,423 shares of Common Stock owned by Coastal LP. Each of Coastal GP and Yang may be deemed to share voting power with respect to 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants. The number of shares of Common Stock beneficially owned by each of Coastal GP and Yang represents approximately 91.7% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

         (c) Except as described in Item 4 of this Amendment No. 9, no transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by any of the Filing Persons.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Coastal Warrants.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         The information set forth in Item 6 of Amendment No. 6 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

         The following documents are filed as exhibits.

Exhibit A    -      Joint Filing Agreement Pursuant to Rule 13d-l(f).*

Exhibit B    -      Power of Attorney.*

Exhibit C    -      Warrant Purchase and Investor's Rights  Agreement,  dated as of October 20, 1994, between Coastal Capital Partners, L.P.,
                    Belcor Inc. and Mark S. Isaacs.*

Exhibit D    -      Warrant  to  purchase  3,000,000  shares of common  stock of
                    Belcor Inc., dated as of October 20, 1994.*

Exhibit E    -      Letter Agreement, dated October 20, 1994, by Coastal Capital
                    Partners,  L.P. regarding finders fee arrangement with David
                    Fraser.*

Exhibit F    -      Letter  Agreement,  dated  October  20,  1994,  by  Coastal
                    Capital Partners, L.P. regarding possible $100,000 secured loan to Belcor Inc.*

Exhibit G    -      Agreement and Plan of  Reorganization,  dated as of December
                    1, 1993, between SilTex Resources,  Incorporation and Belcor
                    Inc.*

Exhibit H    -      Termination Agreement,  dated as of October 3, 1995, between
                    Rio Grande Mining Company and Belcor Inc.*

Exhibit I    -      Investors'  Rights  Agreement,  dated as of October 3, 1995, between Coastal  Capital  Partners,  L.P.,  Belcor Inc., Rio
                    Grande Mining Company and certain other securityholders of Belcor Inc.*

--------
* Previously filed.


                                    Page 12 of 27 Pages

Exhibit J    -      Letter Agreement,  dated September 28, 1995, between Coastal
                    Capital  Partners,  L.P.,  Belcor  Inc.,  Rio Grande  Mining
                    Company and D. Ross Hamilton.*

Exhibit K    -      Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit L    -      Power of Attorney.*

Exhibit M    -      Power of Attorney.*

Exhibit N    -      Warrant Purchase  Agreement,  dated as of November 10, 1995, between Coastal Capital Partners, L.P. and Michael Y. Gan.*

Exhibit O    -      Warrant Purchase  Agreement,  dated as of November 10, 1995, between  Coastal  Capital  Partners,  L.P.  and  Theresa  C.
                    Morris.*

Exhibit P    -      Voting  Agreement,  dated as of November 10,  1995,  between
                    Coastal Capital Partners,  L.P.,  Michael Y. Gan and Theresa
                    C. Morris.*

Exhibit Q    -      Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit R    -      Power of Attorney.*

Exhibit S    -      Power of Attorney.*

Exhibit T    -      Amended and Restated Termination Agreement, dated as of June
                    26, 1996, between Rio Grande Mining Company and Belcor Inc.*

Exhibit U    -      Warrant to purchase 17,000,000 shares of common stock of Rio
                    Grande Mining Company, dated as of June 26, 1996.*

Exhibit V    -      Release,  dated as of June 26,  1996,  of Rio Grande  Mining
                    Company in favor of Belcor Inc.*

Exhibit W    -      Deed Without Warranties,  dated June 26, 1996, of Rio Grande
                    Mining Company in favor of Belcor Inc.*

Exhibit X    -      Release,  dated as of June 26, 1996, of Belcor Inc. in favor of Rio Grande Mining Company.*

Exhibit Y    -      Option to  Purchase  Agreement,  dated as of June 26,  1996, between Rio Grande Mining Company and Belcor Inc. *

Exhibit Z    -      Amended and Restated  Investors' Rights Agreement,  dated as of June 26, 1996,  between Coastal Capital  Partners,  L.P.,
                    Belcor Inc., Donald Leibsker and M. Douglas Caffey.*

Exhibit AA   -      Belcor Inc.  Shareholders'  Agreement,  dated as of June 26,
                    1996,   between  Coastal  Capital  Partners,   L.P.,  Donald
                    Leibsker and M. Douglas Caffey.*

-------
*    Previously filed.


                               Page 13 of 27 Pages

Exhibit AB   -      Irrevocable Proxy of Belcor Inc., dated as of June 26, 1996, in favor of Coastal Capital Partners, Inc. (acting on behalf of and in its capacity as the general partner of Coastal
                    Capital Partners, L.P.).*

Exhibit AC   -      Letter Agreement,  dated June 26, 1996,  between Belcor Inc.
                    and M. Douglas Caffey.*

Exhibit AD   -      Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit AE   -      Power of Attorney.*

Exhibit AF   -      Letter Agreement,  dated November 28, 1995,  between Coastal
                    Capital Partners, L.P., Belcor Inc. and K. Glenn Cole.*

Exhibit AG   -      Voting  Agreement,  dated as of  August  27,  1996,  between
                    Coastal Capital Partners, L.P. and K. Glenn Cole.*

Exhibit AH   -      Stock  Purchase  Agreement,  dated as of October  11,  1996, between Coastal Capital Partners, L.P. and Rio Grande Mining
                    Company.*

Exhibit AI   -      Stock  Purchase  Agreement,  dated as of October  11,  1996, between Coastal Capital Partners, L.P. and Peter Galli.*

Exhibit AJ   -      Securities Purchase Agreement, dated as of October 11, 1996, between Belcor Inc. and Coastal Capital Partners, L.P.*

Exhibit AK   -      Warrant  Purchase  Agreement,  dated as of October 11, 1996, between Rio Grande Mining Company and Belcor Inc.*

Exhibit AL   -      Agreement of Purchase and Sale of Real Property, dated as of
                    October  11,  1996,  between Rio Grande  Mining  Company and
                    Belcor Inc.*

Exhibit AM   -      Letter to Belcor, Inc. from Westerly Partners, dated October
                    11,   1996,   regarding   the   fairness  of  the   proposed
                    Contribution Plan to the shareholders of Belcor, Inc. from a financial point of view.*

Exhibit AN   -      Press Release, dated October 13, 1996, "Belcor Announces 80%
                    Ownership of Rio Grande Mining Company".*

Exhibit AO   -      Stock Purchase Agreement, dated as of September 28, 1998, by and among Coastal  Capital  Partners,  L.P.,  Silver Assets,
                    Inc. and Rio Grande Mining Company.

--------
*     Previously filed.


                               Page 14 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998

                       COASTAL CAPITAL PARTNERS, L.P.

                         By:  Coastal Capital Partners, Inc. as General Partner

                                By:    /s/ Andrew K. Simpson
                                       ---------------------
                                      Andrew K. Simpson
                                      Chief Executive Officer


                               Page 15 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998

                                 COASTAL CAPITAL PARTNERS, INC.



                                      By:   /s/ Andrew K. Simpson
                                            ----------------------
                                            Andrew K. Simpson
                                            Chief Executive Officer


                               Page 16 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:   /s/ Andrew K. Simpson
                                            ---------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Philip L. Yang, Jr.
                                            Chairman of the Board and sole
                                            shareholder Coastal Capital
                                            Partners, Inc.


                               Page 17 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:   /s/ Andrew K. Simpson
                                            ----------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Michael Y. Gan


                               Page 18 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:    /s/ Andrew K. Simpson
                                            ----------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Theresa C. Morris


                               Page 19 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:    /s/ Andrew K. Simpson
                                            -----------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            Donald M. Leibsker


                               Page 20 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:    /s/ Andrew K. Simpson
                                            ----------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            M. Douglas Caffey


                               Page 21 of 27 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1998



                                      By:    /s/ Andrew K. Simpson
                                            ----------------------
                                            Andrew K. Simpson, as
                                            Attorney-in-fact for
                                            K. Glenn Cole


                               Page 22 of 27 Pages

EXHIBIT INDEX


EXHIBIT                         DESCRIPTION                             PAGE

  AO              Stock  Purchase  Agreement,  dated as of September     24
                  28, 1998, by and among Coastal  Capital  Partners,
                  L.P.,  Silver  Assets,  Inc. and Rio Grande Mining
                  Company.


                               Page 23 of 27 Pages

                                                                      EXHIBIT AO

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), by and between SILVER ASSETS, INC., a California corporation ("Silver"), RIO GRANDE MINING COMPANY, a Nevada corporation ("Rio") and COASTAL CAPITAL PARTNERS, L.P. ("Coastal"), shall be effective as of the date set forth below, with reference to the following facts:

                                 R E C I T A L S

        A.     Coastal desires to acquire shares of Silver's Common Stock; and

        B.     Silver desires to acquire shares of Rio's Common Stock; and

        C. Each of Silver and Rio are prepared to sell shares of their respective Common Stock in accordance with the terms of this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and conditions contained in this Agreement, the parties agree as follows:

        1.     AGREEMENT TO PURCHASE AND SELL

               (a) Silver agrees to sell to Coastal and Coastal agrees to purchase from Silver 26,639,482 shares of Silver Common Stock (the "Silver Shares").

               (b) Rio agrees to sell to Silver and Silver agrees to purchase from Rio 7,675,917 shares of Rio Common Stock (the "Rio Shares").

        2.     PURCHASE PRICE

               (a) Coastal shall advance cash to Silver or cancel obligations of Silver for cash previously advanced aggregating $2,930,343 ($0.11 per share).

               (b) Silver shall advance cash to Rio to Silver or cancel obligations of Rio for cash previously advanced aggregating $997,869 ($0.13 per share).

        3.     PAYMENT AND DELIVERY OF SHARES

        The purchase price for the Silver Shares and Rio Shares shall be paid in cash or cancellation of indebtedness for cash advanced upon execution of this Agreement. Upon receipt of the payment, Silver and Rio shall each cause the respective shares purchased to be issued in the name of Coastal or Rio, as applicable.

        4.     REPRESENTATION AND WARRANTIES

        Silver and Rio each represents and warrants that each of the representations and warranties contained herein shall be true and correct as of the date of execution hereof and will survive the consummation of the transactions contemplated hereby and will continue to be true and correct for three years from and after the closing.

               (a) Silver and Rio are corporations duly organized, validly existing and in good standing under the laws of the States of California and Nevada, respectively, without limit as to the duration of existence. Silver and Rio each have the corporate powers and adequate authority, rights and


                               Page 24 of 27 Pages
franchises to own and lease their respective properties and carry on their respective businesses as now conducted and are now or will from time to time hereinafter promptly become and remain duly qualified and in good standing in each state or other jurisdiction in which the character of the properties owned by them therein or the conduct of their businesses makes such qualification necessary or desirable; and Silver and Rio each have the corporate power and adequate authority to enter into and perform this Agreement and to issue and deliver the Silver Shares and Rio Shares.

               (b) Neither the execution and delivery of this Agreement nor the performance of any of the provisions of this Agreement is in contravention of or in conflict with any law or regulation or any term or provision of Silver's or Rio's Articles of Incorporation or Bylaws and is duly authorized and does not require the consent or approval of any governmental body or other regulatory authority. All corporate action and all necessary or appropriate approvals and consents for the due execution and delivery of this Agreement, including the issuance of the Silver Shares and Rio Shares, have been duly and validly obtained or taken and this Agreement has been duly executed and delivered. No right of any of Silver's and Rio's stockholders or creditors is legally impaired or infringed upon by this Agreement. This Agreement constitutes a valid and binding obligation of Silver and Rio, respectively, enforceable against them in accordance with its terms.

               (c) The issuance, sale and delivery of the Silver Shares and Rio Shares has been duly authorized by all requisite action and each of the Silver Shares and Rio Shares will be validly issued, outstanding, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof. None of the Silver Shares or Rio Shares is subject to any restriction upon the transfer thereof under the terms of the respective Articles of Incorporation or Bylaws of Silver or Rio.

               (d) Coastal is the majority stockholder of Silver and is very familiar with its business and operations as well as those of Rio, the majority shares of which is owned by Silver.

               (e) Silver's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. With a view to making available to Coastal the benefits of Rule 144 promulgated under the Act (which term as used herein includes the present Rule 144 and any other, additional, substitute, supplemental or analogous rule or regulation of the SEC which may at any time after one year permit Coastal to sell all or a portion of the Silver Shares to the public without registration), Silver agrees to maintain its registration under Section 12(g) or any other applicable section of the Securities Exchange Act of 1934, as amended, and (i) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Exchange Act of 1934, as amended, so as to maintain the availability of Rule 144 to Coastal, notwithstanding that Silver would not have to maintain such filing but for this provision of the Agreement;
(ii) at its expense, forthwith upon Coastal's request made no more often than once a month, to deliver to Coastal a certificate, signed by Silver's principal officers, stating (a) Silver's name, address and telephone number (including area code); (b) Silver's Internal Revenue Service identification number; (c) Silver's Securities and Exchange Commission file number; (d) the number of shares of Common Stock outstanding as shown by the most recent report or statement published by Silver; and (e) whether Silver has filed the reports required to be filed under the Securities Exchange Act of 1934, as amended, for a period of at least ninety (90) calendar days prior to the date of such certificate and in addition, has filed the most recent annual report required to be filed thereunder and such other or additional information as shall be necessary to make available to Coastal the ability to offer and sell the Silver Shares under Rule 144; and (iii) upon reasonable satisfaction of counsel for Coastal that Rule 144 is being complied with, to deliver shares of Silver common stock not bearing any legend restricting transfer for such shares, as may be requested from time to time by Coastal after the passage of two (2) years.


                               Page 25 of 27 Pages

        5.     ACQUISITION FOR INVESTMENT

        The Silver Shares and Rio Shares delivered pursuant to this Agreement are being acquired by Coastal and Silver, respectively for investment and not with a view to or for sale in connection with any distribution thereof. Neither Coastal nor Silver has any reason to anticipate any change in circumstances or any other particular occasion or event which would cause Coastal or Silver to distribute any of the Silver Shares or Rio Shares. The Silver Shares and Rio Shares will contain the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED (OR OTHERWISE DISPOSED
OF) BY THE HOLDER UNLESS REGISTERED UNDER SAID ACT OR UNLESS IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE TRANSFER QUALIFIES FOR AN EXEMPTION FROM OR EXCEPTION TO THE REGISTRATION PROVISIONS THEREOF.

        6.     REVIEW OF DOCUMENTS

        Coastal and Silver have each reviewed Silver's and Rio's financial statements, articles of incorporation, bylaws, and its program for business. Coastal and Silver have each met and conferred with Silver's and Rio's personnel and have had an opportunity to ask Silver's and Rio's personnel all questions Coastal and Silver deemed appropriate and have received responses to all questions asked. Coastal and Silver acknowledge that the purchases of the Silver Shares and Rio Shares are speculative.

        7.     ADDITIONAL PROVISIONS

               (a) This Agreement shall be binding upon Silver and Rio and their successors and assigns. This Agreement shall inure to the benefit of and be binding upon Coastal, its successors and assigns, and except as otherwise expressly provided in any particular provision hereof, any subsequent holders of any Silver Shares or Rio Shares issued hereunder.

               (b) All notices, demands and communications provided for herein or made hereunder shall be delivered, or mailed first class with postage prepaid, return receipt requested, or telegraphed, addressed in each case as follows, until some other address shall have been designated in a written notice given in like manner, and shall be deemed to have been given or made on the date indicated on the return receipt that it has been accepted or rejected or on the date of the telegraph, as the case may be:

                      If to Silver:         Silver Assets, Inc.
                                            P. O. Box 199
                                            Sonoma, CA  95476

                      If to Rio:            Rio Grande Mining Company
                                            P.O. Box 199
                                            Sonoma, CA 95476

                      If to Coastal:        Coastal Capital Partners, L.P.
                                            101 Morgan Lane, #1
                                            Plainsboro, NJ 08536


                               Page 26 of 27 Pages

               (c) No delay on the part of Coastal, Silver or Rio in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege. The rights and remedies provided in this Agreement are cumulative and are in addition to all rights or remedies which Coastal, Silver or Rio otherwise may have in law or in equity or by statute or otherwise. Without limiting the generality of the foregoing, nothing in this Agreement shall be deemed to preclude or be in lieu of any right or remedy that Coastal, Silver or Rio may have in law or in equity or by statute or otherwise against the other or any other person based upon any fraud.

               (d) This Agreement may not be changed or amended orally, and no waiver hereunder may be oral, but any change or amendment hereto or any waiver hereunder must be in writing and signed by the party or parties against whom such change, amendment or waiver is sought to be enforced.

               (e) This Agreement contains the entire agreement between Coastal and Silver and between Silver and Rio with respect to the transaction contemplated herein; and none of the parties shall be bound by nor shall be deemed to have made any representations and/or warranties except those contained herein and therein.

               (f) If any provision of this Agreement is held for any reason to be unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall, nevertheless, remain in full force and effect in such jurisdiction.

               (g) The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in this construction or interpretation of this Agreement.

               (h) This Agreement is made in the State of California and shall be governed by and construed in accordance with the laws of said State.

               (i) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

               Executed at Sonoma, California this 28th day of September, 1998.

COASTAL CAPITAL PARTNERS, L.P.              SILVER ASSETS, INC.
By:  Costal Capital Partners, Inc.,
     General Partner


By:   /s/ Theresa C. Morris                 By:  /s/ Andrew Simpson
     ----------------------                     -------------------
     Theresa C. Morris,                         Andrew Simpson, President
     Secretary/Treasurer


RIO GRANDE MINING COMPANY



By:  /s/ Andrew Simpson
     --------------------
     Andrew Simpson, President


                               Page 27 of 27 Pages